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                              November 7, 2022

       Sharon Carmel
       Chief Executive Officer
       Beamr Imaging Ltd.
       10 HaManofim Street
       Herzeliya, 4672561, Israel

                                                        Re: Beamr Imaging Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 4,
2022
                                                            File No. 333-262904

       Dear Sharon Carmel:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Sharon Carmel
Beamr Imaging Ltd.
November 7, 2022
Page 2

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameSharon Carmel
                                                            Division of
Corporation Finance
Comapany NameBeamr Imaging Ltd.
                                                            Office of
Technology
November 7, 2022 Page 2
cc:       Eyal Peled
FirstName LastName